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                              November 17, 2022

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 24,
2022
                                                            File No. 333-261569

       Dear Linjun Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed October 24, 2022

       Summary, page 1

   1. We partially reissue comment 4. In your summary of risk factors, for each of the bulleted risks
identified under the captions "Risks to investors related to our sponsor being controlled by our
chairman and chief executive officer who has significant ties to China and our executive
officers and directors being located in or having significant ties to
                                                        China" and "Risks
Related to Doing Business in the PRC if we were to acquire a Business based in or controlled
by PRC Residents," please revise to include the corresponding page number where the more
detailed discussion of each risk may be found in the prospectus.
 Linjun Guo
FirstName
Golden StarLastNameLinjun  Guo
            Acquisition Corporation
Comapany 17,
November   NameGolden
              2022      Star Acquisition Corporation
November
Page 2    17, 2022 Page 2
FirstName LastName
Risk Factors
"The Excise Tax included in the Inflation Reduction Act....", page 46

2. We note the discussion of the Inflation Reduction Act on page 46 and the statement that it is possible the Excise Tax will apply to any redemptions of your common stock after December 31, 2022. You also state that the proceeds held in the trust account "could be subject to the Excise Tax." Please advise us of the factors or considerations that will determine whether the Excise Tax, if required to be paid in connection with redemptions, would be required to be paid using funds from the trust account, as distinguished from other sources of funds.
General

3. We partially reissue comment 6. Please revise your risk factor disclosure on page 71 to include disclosures consistent with the separate section on Enforcement of Civil Liabilities on pages 5-6. In this regard, we note that your disclosure on page 71 does not discuss the laws of Hong Kong.
4. Please revise the filing fee table to register the ordinary shares underlying the warrants included as part of the units. In this regard, we note your revised disclosure on page 14 and elsewhere that the warrants will become exercisable 30 days following the completion of your initial business combination, which may be within one year. Refer to
         Securities Act Sections Compliance and Disclosure Interpretation
103.04 for guidance.
      Please contact Benjamin Holt at 202-551-6614 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Robert C. Brighton, Jr.